UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______
Commission File Number 0-1928

Full Title of the Plan:
THE AES CORPORATION RETIREMENT SAVINGS PLAN
Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:
THE AES CORPORATION
4300 Wilson Boulevard
Arlington, VA 22203

THE AES CORPORATION RETIREMENT SAVINGS PLAN
Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The AES Corporation Retirement Savings Plan Committee:
We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The AES Corporation Retirement Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of The AES Corporation Retirement Saving Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

McLean, Virginia
June 28, 2016

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
CASH AND INVESTMENTS:
Cash	$—	$2
Investments - at fair value	323,050,071	371,805,214
Total cash and investments	323,050,071	371,805,216
RECEIVABLES:
Notes receivable from participants	5,388,867	5,797,067
Participant contributions	320,943	287,086
Employer contributions	352,571	4,036,813
Receivables for securities sold	17,164	79,899
Total receivables	6,079,545	10,200,865
NET ASSETS AVAILABLE FOR BENEFITS	$329,129,616	$382,006,081
See accompanying notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Contributions:
Participant (including rollover contributions of $1,412,498)	$11,959,007
Employer	6,253,623
Total contributions	18,212,630
Interest income from notes receivable from participants	204,957
Investment interest and dividends	13,485,345
Total additions	31,902,932
DEDUCTIONS:
Net depreciation in fair value of investments	(41,450,153)
Benefits paid to participants	(43,329,244)
Total deductions	(84,779,397)
DECREASE IN NET ASSETS	(52,876,465)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	382,006,081
End of year	$329,129,616
See accompanying notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015
1.   PLAN DESCRIPTION
The AES Corporation Retirement Savings Plan (the “Plan”), formerly named The AES Corporation Profit Sharing and Stock Ownership Plan, was established on April 1, 1989. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering substantially all full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are immediately able to participate in the Plan.
Contributions — Participants may make pre-tax contributions up to 20% of their annual compensation as well as after-tax contributions subject to annual maximum limits determined by the Internal Revenue Service (the “IRS”).
The Company matches up to 5% of each participant’s annual compensation, as defined by the Plan, subject to the annual maximum determined by the IRS. Matching contributions, which are non-participant directed, are made by the Company in the common stock of AES.
In addition, unless otherwise provided under the Plan, the Company may make discretionary profit sharing contributions to the Plan that are allocated to a participant’s account, on the basis of the participant’s compensation, as defined by the Plan, up to an annual maximum determined by the IRS. Profit sharing contributions are also made in the Company’s common stock and are non-participant directed. The Company did not recognize profit sharing contributions for the year ended December 31, 2015 as none were awarded by the Company.
Participant Accounts — Each participant’s account is credited with the participant’s and the employer’s contributions, the earnings on investments in the participant’s account, and dividends on AES common stock. The benefit to which a participant is entitled is the vested portion that can be provided from the participant’s account.
Vesting — Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on the years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age.
Notes Receivable from Participants — Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of a participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2015, ranged from 3.25% to 8.75% with maturities ranging from 2016 to 2025.
Payment of Benefits — Payment of benefits depends on a participant’s vested account balance and the reason for termination.
In the case of termination of employment for reasons other than death, if the value of a participant’s vested balance is:

•	less than $1,000, the Plan generally makes a cash lump sum distribution;

•
between $1,001 and $5,000, the Plan makes an automatic rollover to an IRA with T. Rowe Price on the participant’s behalf if the participant fails to elect a direct rollover or to receive a cash lump sum payment; and

•
greater than $5,000, the participant may elect to (i) receive a lump sum amount in common stock of AES, cash or a combination of both, equal to the value of the participant’s vested account balance, or (ii) receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed the shorter of 25 years or the participant’s life expectancy.

In the case of termination of employment due to death, the entire interest in a participant’s vested account balance is generally distributed no later than five years after the participant’s death if distributions have not already commenced and are distributed at least as rapidly as under the method of distribution being used if distributions have commenced.
At December 31, 2015 and 2014, there were benefits due to participants who had withdrawn from participation in the Plan of $49,027 and $242,761, respectively, that were payable and not yet disbursed at year-end.
Forfeitures — At December 31, 2015 and 2014, forfeited nonvested account balances totaled $513,675 and $33,555, respectively. Additional forfeitures resulting from nonvested accounts of participants terminated during the year ended December 31, 2015 were $880,679. During the year ended December 31, 2015, employer contributions were reduced by $667,979 that was reallocated from forfeited nonvested accounts. Forfeited nonvested accounts were used to pay Plan expenses of $115,595.
Voting Rights — The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.
Investments — The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.
Under the terms of the Plan, participants can choose to invest their contributions in AES common stock or various mutual funds. Participants also have the option of establishing a self-directed account which is invested pursuant to their instructions. As noted in Contributions above, the Company’s contributions are initially made in AES common stock.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
Plan Administration and Related Expenses — The Plan is administered by the AES Corporation Retirement Savings Committee ("Plan Administrator") appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. In January 2015, the Plan Administrator approved a change in recordkeepers for the AES Retirement Savings Plan from Merrill Lynch to T. Rowe Price, which became effective on October 1, 2015. Administrative expenses of the Plan are offset using revenue sharing received from investments in mutual funds and other revenue to T. Rowe Price from record keeping and related services. All remaining administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees; these fees are generally insignificant and are netted against participant contributions in the Statement of Changes in Net Assets Available for Benefits.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Payment of Benefits — Benefits are recorded when paid.
Fair Value — Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Plan applies the fair value measurement accounting guidance to determine the fair value of investments. This guidance requires the use of the principal or most advantageous market from the perspective of the reporting entity. Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation techniques are applied. The process involves varying levels of judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.

To increase consistency and enhance disclosure of the fair value of financial instruments, the fair value measurement accounting guidance contains a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:
Level 1 — unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — pricing inputs other than quoted market prices included in Level 1 that are based on observable market data, that are directly or indirectly observable for substantially the full term of the asset or liability. These include quoted market prices for similar assets or liabilities, quoted market prices for identical or similar assets in markets that are not active, adjusted quoted market prices, inputs from observable data such as interest rate and yield curves, volatilities or default rates observable at commonly quoted intervals or inputs derived from observable market data by correlation or other means.
Level 3 — pricing inputs that are unobservable, or less observable, from objective sources. Unobservable inputs should only be used to the extent observable inputs are not available. These inputs maintain the concept of an exit price from the perspective of a market participant and should reflect assumptions of other market participants.
The carrying amount of financial assets not measured at fair value on a recurring basis, including participant and employer contributions receivable, receivables for securities sold, and participant loans, approximates their fair value.
Investments and Revenue Recognition — The Plan’s investments are stated at fair value. Money market and other mutual funds are stated at their quoted market prices. All Plan investments are actively traded in an open market to support classification of the fair value measurement as Level 1.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.
New Accounting Pronouncements — In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient ("ASU 2015-12"). Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type, however the net appreciation or depreciation in investments is still required to be presented in aggregate. Part II also eliminates the requirement to disclose investments by nature, characteristics and risks, however, the disclosure of investments by general type is still required. Part II of ASU 2015-12 is effective retroactively for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan has adopted Part II of ASU 2015-12 effective January 1, 2015.
3.   INVESTMENTS
All of the Plan's investments are measured at quoted market prices in active markets for identical assets (Level 1). The following tables set forth the Plan’s investments by type:

	December 31,
	2015	2014
The AES Corporation Common Stock	$62,471,960	$91,226,682
Money Market Funds	22,558,573	26,017,202
Mutual Funds (1)	202,021,916	206,768,052
Self-Directed Investments	35,997,622	47,793,278
Total investments	$323,050,071	$371,805,214
(1) See Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) for the detail of mutual funds held at December 31, 2015.

The Company’s stock is traded on the New York Stock Exchange. The Plan’s investment in the Company’s stock is stated at the closing quoted price. At December 31, 2015 and 2014, the closing quoted price of the Company’s common stock was $9.57 and $13.77 per share, respectively.
The following table sets forth the significant components of the changes in net assets relating to the Company's common stock, a non-participant directed investment:

AES Corporation Common Stock
Beginning net asset balance	$91,226,682
Contributions	11,630,575
Investment interest and dividends	2,712,509
Net depreciation in fair value of investments	(27,191,664)
Benefits paid to participants	(6,796,224)
Transfers to other plan investments	(9,109,918)
Ending net asset balance	$62,471,960
4.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Notes receivable from participants includes receivables from officers and employees of the Company ("the Plan Sponsor"), including the Plan Administrator. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. See Note 1—Plan Description for additional information regarding notes receivable from participants.
In the ordinary course of business, participants invest in various investment options determined by the AES Corporation Retirement Savings Plan Committee. These investment options are based on the recommendations of the Plan’s investment advisor, an unrelated party, and include investment options offered by the Plan Trustee. Under ERISA rules, these transactions are not prohibited and they qualify as exempt party-in-interest transactions. Additionally, at December 31, 2015 and 2014, the Plan held 6,527,895 and 6,625,031 shares, respectively, of AES common stock, the sponsoring employer, with a cost basis of $71,245,861 and $73,482,568, respectively.
5.  TAX STATUS
The Plan received a determination letter from the IRS dated February 20, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. On January 18, 2016, the Plan was amended and, subsequently, an updated determination letter was requested. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.
6.  RISKS AND UNCERTAINTIES
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. The fair value of the Plan’s investment in AES’s stock as of December 31, 2015 was approximately $62 million, which exposes the Plan to concentration risk.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits per the financial statements to the Form 5500 as of, and for the years ended, December 31, 2015 and 2014:

	December 31,
	2015	2014
Statement of Net Assets Available for Benefits:
Net assets available for benefits as stated in the financial statements	$329,129,616	$382,006,081
Less: Benefit claims payable at end of period	49,027	242,761
Net assets available for benefits as stated on Form 5500, at fair value	$329,080,589	$381,763,320
Statement of Changes in Net Assets Available for Benefits:
Increase (Decrease) in net assets per the financial statements	$(52,876,465)	$(3,713,149)
Add: Benefit claims payable at beginning of period	242,761	443,524
Less: Benefit claims payable at end of period	49,027	242,761
Net Increase (Decrease) as stated on Form 5500	$(52,682,731)	$(3,512,386)
8.  SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 28, 2016, the date the financial statements were available to be issued.
On January 18, 2016, the Plan was amended to designate the portion of the Plan invested in AES common stock as an Employee Stock Ownership Plan ("ESOP"). Cash dividends paid to the ESOP shall be distributed in cash to Participants or reinvested in AES common stock and allocated to the Participant's account. Additionally, the amendment eliminated provisions that were no longer applicable and clarified certain other provisions of the Plan. This amendment does not have a significant impact to the costs incurred or benefits available under the Plan.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
EIN: 54-1965292
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	The AES Corporation	Common Stock, 6,527,895 shares	$62,471,960
	Vanguard	Extended Market Index Fund, 296,304 shares	18,839,012
	Vanguard	Institutional Index Fund, 193,437 shares	36,099,233
	Vanguard	Morgan Growth Admiral Fund, 194,985 shares	15,050,865
	Vanguard	Small Cap Growth Index Fund, 204,024 shares	6,981,710
	Vanguard	Target Income Retirement Fund, 136,525 shares	1,699,731
	Vanguard	Total Bond Market Index Fund, 769,442 shares	8,186,863
	Vanguard	Total International Stock Index Adm Fund, 252,622 shares	6,123,549
	Vanguard	2010 Target Retirement Fund, 14,114 shares	351,168
	Vanguard	2015 Target Retirement Fund, 131,491 shares	1,871,122
	Vanguard	2020 Target Retirement Fund, 124,450 shares	3,378,821
	Vanguard	2025 Target Retirement Fund, 270,008 shares	4,217,531
	Vanguard	2030 Target Retirement Fund, 153,251 shares	4,248,111
	Vanguard	2035 Target Retirement Fund, 255,641 shares	4,304,996
	Vanguard	2040 Target Retirement Fund, 119,690 shares	3,405,175
	Vanguard	2045 Target Retirement Fund, 179,645 shares	3,194,083
	Vanguard	2050 Target Retirement Fund, 49,288 shares	1,404,205
	Vanguard	2055 Target Retirement Fund, 13,922 shares	429,201
	Vanguard	Prime Money Market Adm Fund, 22,558,573 shares	22,558,573
	BlackRock	Global Allocation Fund, Institutional, (Class I), 1,239,361 shares	22,221,736
	BlackRock	Basic Value Fund, Institutional, (Class I), 798,200 shares	17,624,259
	Lazard	Emerging Markets Fund, 217,554 shares	2,923,922
	MFS	Research International R5 Fund, 553,539 shares	8,629,672
	Bank of America	Columbia Small Cap Value II Fund, 565,139 shares	8,793,568
	Metropolitan West	Total Return Bond Fund, 2,178,286 shares	21,782,860
	Prime Reserve Fund		260,523
	Self-Directed Investments		35,997,622
*	Participant Loans	Interest (3.25% - 8.75%), Maturity (2016 - 2025)	5,388,867
	TOTAL		$328,438,938

*	Transactions in these items are considered to be exempt party-in-interest transactions under ERISA rules.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION

BY:	/s/ TISH MENDOZA
Tish Mendoza Chair, AES Corporation Retirement Savings Plan Committee
Date: June 28, 2016